Filed by Health Net, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Health Net, Inc.

Commission File No.: 1-12718

Health Net, Inc. 21650 Oxnard St. Woodland Hills, CA 91367 (818) 676-6000 www.healthnet.com

Investor Contact:	Media Contact:
Peter O’Neill	Brad Kieffer
(818) 676-8692	(818) 676-6833
peter.oneill@healthnet.com	brad.kieffer@healthnet.com

HEALTH NET ANNOUNCES SPECIAL STOCKHOLDER MEETING

TO BE HELD OCTOBER 23, 2015

Company sets record date of September 22, 2015

LOS ANGELES, September 21, 2015 - Health Net, Inc. (NYSE: HNT) (“Health Net”) today announced that the registration statement on Form S-4 filed by Centene Corporation (NYSE: CNC) (“Centene”), and the definitive joint proxy statement/prospectus contained therein, regarding Health Net’s proposed merger with Centene, have been declared effective by the Securities and Exchange Commission (the “SEC”).

Health Net will hold a special meeting of its stockholders on Friday, October 23, 2015, to:

(1) vote on a proposal to adopt the Agreement and Plan of Merger, dated as of July 2, 2015, by and among Centene, Chopin Merger Sub I, Inc., Chopin Merger Sub II, Inc. and Health Net, as amended from time to time (the “merger agreement”);

(2) vote on an advisory (non-binding) proposal to approve the compensation that may be paid or become payable to Health Net’s named executive officers that is based on or otherwise related to the transactions contemplated by the merger agreement;

(3) vote on a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement; and

(4) transact such other business as may properly be presented at the special meeting or any adjournments or postponements of the special meeting.

The special meeting will be held at 10:00 a.m. Pacific Time (1:00 p.m. Eastern Time) at 21281 Burbank Blvd., Woodland Hills, Calif. The record date for determination of stockholders entitled to vote at the special meeting will be the close of business on September 22, 2015.

Health Net’s board of directors unanimously recommends that Health Net stockholders vote “FOR” the proposal to adopt the merger agreement, which is necessary to complete the merger; “FOR” the approval, on an advisory (non-binding) basis, of the compensation that may be paid or become payable to Health Net’s named executive officers that is based on or otherwise relates to the propose transactions; and “FOR” the proposal to approve the adjournment of the Health Net special meeting to a later date or dates, if necessary or appropriate, to permit further solicitation of proxies.

Centene and Health Net received early termination of the waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 on August 12, 2015. The companies continue to expect that the transaction will close by early 2016, subject to approval by Centene and Health Net stockholders, approvals by relevant state insurance and health care regulators, and satisfaction of other customary closing conditions.

Health Net stockholders who need assistance in completing the proxy card or voting instruction form, or have questions regarding the Health Net special meeting, may contact Health Net’s proxy solicitor:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Phone: (800) 322-2885 or (212) 929-5500

Email: proxy@mackenziepartners.com

Website: www.mackenziepartners.com

The joint proxy statement/prospectus, sample proxy card and directions to the special meeting will be available at www.healthnet.com/InvestorRelations/SpecialProxy2015. The information on or accessible through our website shall not be included or incorporated by reference in the definitive joint proxy statement/prospectus.

A live webcast, in which viewers may listen, but not participate, and replay of the special meeting, will be available at www.healthnet.com under “Investor Relations.” The webcast is open to all interested parties. Health Net recommends that listeners access the webcast at least 15 minutes prior to its start time. Stockholders voting at the special meeting, in person or by proxy, and anyone listening to the webcast should read Health Net and Centene’s definitive joint proxy statement/prospectus filed with the SEC on September 21, 2015, as well as Health Net’s Annual Report on Form 10-K for the year ended December 31, 2014, Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2015 and June 30, 2015, and other reports filed by Health Net from time to time with the SEC.

ABOUT HEALTH NET

Health Net, Inc. is a publicly traded managed care organization that delivers managed health care services through health plans and government-sponsored managed care plans. Its mission is to help people be healthy, secure and comfortable. Health Net provides and administers health benefits to approximately 6.1 million individuals across the country through group, individual, Medicare (including the Medicare prescription drug benefit commonly referred to as “Part D”), Medicaid and dual eligible programs, as well as programs with the U.S. Department of Defense and U.S. Department of Veterans Affairs. Health Net also offers behavioral health, substance abuse and employee assistance programs, and managed health care products related to prescription drugs.

For more information on Health Net, Inc., please visit Health Net’s website at www.healthnet.com.

CAUTIONARY STATEMENTS

This press release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Centene, Health Net and the combined businesses of Centene and Health Net and certain plans and objectives of Centene and Health Net with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate,” “target,” “expect,” “estimate,” “intend,” “plan,” “goal,”

“believe,” “hope,” “aim,” “continue,” “will,” “may,” “would,” “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions; political conditions, changes in federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health Care Education Affordability Reconciliation Act and any regulations enacted thereunder, provider and state contract changes, the outcome of pending legal or regulatory proceedings, reduction in provider payments by governmental payors, the expiration of Centene’s or Health Net’s Medicare or Medicaid managed care contracts by federal or state governments and tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Centene’s stockholders and Health Net’s stockholders; the risk that financing for the transaction may not be available on favorable terms; and risks and uncertainties discussed in the reports that Centene and Health Net have filed with the SEC. These forward-looking statements reflect Centene’s and Health Net’s current views with respect to future events and are based on numerous assumptions and assessments made by Centene and Health Net in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Centene’s and Health Net’s plans with respect to the proposed merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this announcement. Neither Centene nor Health Net assumes any obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. These risks, as well as other risks associated with the merger, are more fully discussed in the definitive joint proxy statement/prospectus filed with the SEC on September 21, 2015 in connection with the merger. A further list and description of risks and uncertainties can be found in Centene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K as well as in Health Net’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed merger transaction involving Centene and Health Net will be submitted to the respective stockholders of Centene and Health Net for their consideration. In connection with the proposed merger, Centene prepared a registration statement on Form S-4 that included a definitive joint proxy statement/prospectus for the stockholders of Centene and Health Net filed with the SEC on September 21, 2015. The registration statement has been declared effective by the SEC. At the appropriate time, each of Centene and Health Net will mail the definitive joint proxy statement/prospectus to their respective stockholders and file other documents regarding the merger with the SEC. Centene and Health Net urge investors and stockholders to read the definitive joint proxy statement/prospectus, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be obtained (when they are available) free of charge from Centene upon written request to the Investor Relations Department, Centene Plaza, 7700 Forsyth Blvd., St. Louis, MO 63105, (314) 725-4477, or from Centene’s website, http://www.centene.com/investors/, or from Health Net upon written request to the Investor Relations Department, Health Net, Inc., 21650 Oxnard Street, Woodland Hills, CA 91367, (800) 291-6911, or from Health Net’s website, http://www.healthnet.com/InvestorRelations.

PARTICIPANTS IN SOLICITATION

Centene, Health Net and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Centene and Health Net in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Centene and Health Net in connection with the proposed merger is set forth in the definitive joint proxy statement/prospectus filed with the SEC on September 21, 2015. You can find information about Centene’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2015. You can find information about Health Net’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. You can obtain free copies of these documents from Centene and Health Net using the contact information above.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

#    #    #

4